Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Kenneth L Greenberg

Partner

kgreenberg@stradley.com

215.564.8149

August 13, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Alison White, Esq.

Re:	Franklin ETF Trust (File Nos. 333-186504 and 811-22801)
Franklin Templeton ETF Trust (File Nos. 333-208873 and 811-23124)
Franklin Templeton Trust (File Nos. 333-233596 and 811-23471)
Legg Mason ETF Investment Trust (File Nos. 333-206784 and 811-23096)
Legg Mason ETF Investment Trust II (File Nos. 333-234497 and 811-23487)

This letter responds to the comments provided by Ms. Alison White on August 7, 2024 to Kenneth L. Greenberg, Esq, the counsel of Franklin ETF Trust, (“FETFT”), Franklin Templeton ETF Trust (“FTETFT”), Franklin Templeton Trust (“FTT”), Legg Mason ETF Investment Trust (“LMETFIT”), and Legg Mason ETF Investment Trust II (“LMETFITII”) (collectively, the “Registrants”) regarding the joint proxy statement filed by the Registrants on August 2, 2024 for a joint special shareholder meeting of the Registrants (the “Meeting”) to be held on October 8, 2024. We have summarized each of your comments below, in the order you provided them, and have set forth the Registrant’s response immediately below each comment. Defined terms not herein defined shall have the meaning set forth in the joint proxy statement.

Proxy Statement Comments

1.	Comment: Confirm supplementally that holding the Meeting by remote communications is consistent with State law and each Trust’s governing documents and provide appropriate citations from the applicable statute and governing documents.

Response: The Registrants confirm that holding the Meeting by remote communications is consistent with State law and their governing documents.

FETFT, FTETFT and FTT are each organized as Delaware statutory trusts. Although each of FETFT, FTETFT and FTT’s Amended and Restated Agreement and Declaration of Trust and By-laws are silent regarding the ability to hold a virtual shareholder meeting, existing provisions of the Delaware Statutory Trust Act (the “DSTA”) provide authority for holding a virtual shareholder meeting. Section 3806(f) of the DSTA provides:

Unless otherwise provided in the governing instrument of a statutory trust, meetings of beneficial owners may be held by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this subsection shall constitute presence in person at the meeting.

Pennsylvania • New Jersey • Delaware • DC • New York • Illinois • California

A Pennsylvania Limited Liability Partnership

Alison White, Esq
August 13, 2024

LMETFIT and LMETFITII are each Maryland statutory trusts. Section 12-306(a) of the Martyland Statutory Trust Act provides:

Except as provided in the governing instrument of a statutory trust: (1) Meetings of beneficial owners may be held at any place or by conference telephone or in any other manner by which all persons participating in the meeting may hear each other.

Article IV, Section 4.6 of the Amended and Restated Agreement and Declaration of Trust of LMETFIT and LMETFITII, provides in part:

The Trustees may set in the Bylaws, or may otherwise establish, provisions relating to the calling and holding of meetings (including the holding of meetings by electronic or other similar means), notice of meetings, record dates, place of meetings, conduct of meetings, voting by proxy, postponement, adjournment or cancellation of meetings and related matters.

Article 5, Section 5.10 of the Amended and Restated Bylaws of LMETFIT and LMETFITII, provides:

Notwithstanding anything to the contrary in these Bylaws, the Trustees or a committee of the Trustees authorized for such purpose may determine at any time, including, without limitation, after the calling of any meeting of Shareholders, that any meeting of Shareholders be held solely by means of remote communication or both at a physical location and by means of remote communication. Notwithstanding anything to the contrary in these Bylaws, if it is determined after notice of the meeting has been sent to Shareholders that participation by Shareholders in the meeting shall or may be conducted by means of remote communication, notice thereof may be provided at any time by press release or any other means of public communication or as otherwise required by applicable law. Shareholders and proxy holders entitled to be present and to vote at the meeting that are not physically present at such a meeting but participate by means of remote communication shall be considered present in person for all purposes under these Bylaws and may vote at such a meeting. Subject to any guidelines and procedures that the Trustees may adopt, any meeting at which Shareholders or proxy holders are permitted to participate by means of remote communication shall be conducted in accordance with the following, unless otherwise permitted by applicable law or regulation:

(i)	The Trust shall implement, at the direction of the President or the President’s designee, reasonable measures to verify that each person considered present and authorized to vote at the meeting by means of remote communication is a Shareholder or proxy holder;

Alison White, Esq
August 13, 2024

(ii)	The Trust shall implement, at the direction of the President or the President’s designee, reasonable measures to provide the Shareholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings; and

(iii)	In the event any Shareholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of the vote or other action shall be maintained by the Trust.

2.	Comment: Please advise supplementally if the Trusts intend any changes to the Meeting that may impact the shareholders’ ability to speak and ask questions.

Response: Shareholders upon entering the Meeting will be muted but they will be provided an opportunity to speak and ask questions during the Meeting if they indicate that they desire to speak.

3.	Text: The first sentence of the opening announcement states:

A Special Joint Meeting of Shareholders of Franklin ETF Trust, Franklin Templeton ETF Trust, Franklin Templeton Trust, Legg Mason ETF Investment Trust, and Legg Mason ETF Investment Trust II (together the “Trusts,” or individually, a “Trust”), on behalf of the series of each Trust (together, the “Funds,” and individually, a “Fund”), listed on the immediately preceding cover page, will be conducted exclusively online via live webcast on October 8, 2024, to vote on two important proposals that affect the Trusts and the Funds.

Comment: Revise the reference from “two important proposals” to “three important proposals” or consider clarifying that one proposal is for all the Trusts and Funds; one proposal is for Royce Quant Small-Cap Quality Value ETF, and one proposal is for each Fund that is a series of Legg Mason ETF Investment Trust.

Response: The reference has been changed to “three important proposals.”

4.	Text: The voting approval standard for Proposal 1 on page 18 states:

For Proposal 1, the Trustee Nominees will be elected to each Board by the affirmative vote of a plurality of the votes cast (at the Meeting at which a quorum exists) collectively by the shareholders of all of the Funds of such Trust, regardless of the results of the votes cast by the shareholders of each individual Fund. This means that the Trustee Nominees receiving the largest number of votes will be elected to fill the available positions. For LMETFIT and LMETFITII, the voting power of the shares of each Fund of that particular Trust will be counted together in determining the results of the voting for the proposal.

Comment: Clarify the disclosure to state that because there are six nominees for six positions and the approval requirement is a plurality of the votes cast that so long as a nominee receives a single vote, the nominee may be elected even if there are opposing votes.

Response: Revised as requested.

Alison White, Esq
August 13, 2024

5.	Text: The fundamental investment policy regarding investment concentration on page 19 states:

The Fund will not invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry, except as permitted by exemptive relief or other relief or permission from the SEC, SEC staff or other authority with appropriate jurisdiction.

Comment: Please add text describing the Fund’s policy regarding investing in a group of industries. See Section 8(b)(1)(E) of the Investment Company Act of 1940, as amended (the “1940 Act”) and Item 16(c)(4) of Form N-1A.

Response: Revised as requested.

6.	Text: The third paragraph on page 21 states:

The provisions of the 1940 Act that apply to a Fund require that investment management agreements between funds and their investment managers (including subadvisers) be approved by shareholders. The SEC has issued an exemptive order (the “FT Order”) to Franklin Advisers, Inc. (“FAI”), an affiliate of FTFA, that permits FAI, any Investment Manager Affiliates (such as FTFA) and any existing or future registered open-end investment company or series advised by FAI or the Investment Manager Affiliates (such as the Funds that are series of LMETFIT) to hire certain new subadvisers without obtaining shareholder approval, subject to the approval of the investment company’s board of trustees, including a majority of the independent trustees, and certain other conditions. The FT Order would allow FTFA to hire, without shareholder approval, new subadvisers that are affiliated with FTFA (e.g., the investment manager and the subadviser are both wholly-owned by Franklin Resources), and new subadvisers that are not affiliated with FTFA. In addition, the SEC has also issued an exemptive order (the “LM Order”) to FTFA that permits FTFA and any existing or future registered open-end investment company or series advised by FTFA to hire new subadvisers that are affiliated or not affiliated with FTFA without obtaining shareholder approval, subject to the approval of the investment company’s board of trustees, including a majority of the independent trustees, and the fulfillment of certain other conditions. Notwithstanding the FT Order and LM Order, any new subadvisory agreement or any amendment to an existing subadvisory agreement that directly or indirectly results in an increase in the aggregate contractual advisory fee rate payable by any Fund will be submitted to that Fund’s shareholders for approval.

Comment: Revise the paragraph to clarify the difference between the FT Order and LM Order (i.e., the LM Order allows the Funds to hire partially-owned sub-advisers).

Response: Revised as requested.

7.	Text: The voting approval standard for proposal 3 on page 23 states:

Before a Fund may rely on either the FT Order or LM Order, the operation of a Fund using the Manager of Managers Structure must be approved by (i) a majority of the voting power of the outstanding voting securities of a Fund or (ii) 67% of more of the voting power of the voting securities of a Fund present or represented by proxy at the Meeting if the holders of shares representing more than 50% of the voting power of the outstanding securities of a Fund are present or represented by proxy. If Proposal 3 is not approved by a Fund’s shareholders, then a Fund’s investment manager generally would only be able to enter into a new or amended subadvisory agreement with shareholder approval, potentially causing delay in making a change deemed beneficial to a Fund and its shareholders by the Board.

Alison White, Esq
August 13, 2024

Comment: Compare the description of the 1940 Act vote approval standard for proposal 2 with the description of the 1940 Act vote approval standard for proposal 3 and make them consistent.

Response: Revised as requested.

8.	Text: The section titled “Other Matters” on page 29 states:

Other Matters. Each Fund’s audited financial statements and annual report for its last completed fiscal year, and any subsequent semi-annual report to shareholders, are available free of charge. To obtain a copy, please call (800) DIAL BEN ((800) 342-5236) or forward a written request to Franklin Templeton Investor Services, LLC, P.O. Box 33030, St. Petersburg, Florida 33733-8030.

Comment: The text needs to be made prominent. Consider bolding. See Item 22(a)(3)(iii) of the proxy rules.

Response: Revised as requested.

Proxy Card Comment

9.	Text: Second Proposal on the Proxy Card states:

To approve the changes to the current fundamental investment policy regarding concentration

Comment: Briefly describe the change to the fundamental investment policy (i.e., the Fund is no longer permitted to concentrate its investments to approximately the same extent that an underlying index is concentrated in the securities of a particular industry).

Response: Revised as requested.

* * * * * * * *

Please do not hesitate to contact me at (215) 564-8149, or in my absence, Alessandra Maccarone at (215) 564-8545 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Kenneth L. Greenberg, Esq.